April 23, 2009

Mail Stop 4561

Mr. Daniel R. Bartholomew
Chief Financial Officer
Trinity Capital Corporation
1200 Trinity Drive
Los Alamos, New Mexico 87544

      RE: Trinity Capital Corp.
            Form 10-K for the Fiscal Year Ended December 31, 2008
            Filed March 16, 2009
            File No. 0-50266

Dear Mr. Bartholomew:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

            Sincerely,

            Kevin Vaughn
            Accounting Branch Chief